Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that a prescribed Officer of Gold Fields accepted his Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trade is announced: Name of Prescribed Officer BJ Mattison Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 27/02/2023 Number of Shares traded 67,339 Number of Shares retained 77,478 Market Price per share R167.6851 Total Value R11,291,746.95 In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 1 March 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd